UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to                                         .
Commission File Number 333-91478-99
For the period ended January 1, 2008 and fiscal year ended December 31, 2007 and 2006
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Kansas City Southern Railway Company Union 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105-1804

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of January 1, 2008 and December 31, 2007 and 2006	3

Statements of Changes in Net Assets Available for Benefits for the Period Ended January 1, 2008 and Years Ended December 31, 2007 and 2006	4

Notes to Financial Statements	5

Supplemental Schedules:

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2007	11

Schedule H, line 4(a)—Schedule of Delinquent Participant Contributions	12

Signatures	13

Exhibit:

Exhibit 23 — Consent of Independent Registered Public Accounting Firm

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
The Kansas City Southern Railway Company Union 401(k) Plan
Kansas City, Missouri
We have audited the accompanying statements of net assets available for benefits of The Kansas City Southern Railway Company Union 401(k) Plan as of January 1, 2008 and December 31, 2007 and the related statements of changes in net assets available for benefits for the period ended January 1, 2008 and the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Kansas City Southern Railway Company Union 401(k) Plan as of January 1, 2008 and December 31, 2007 and the changes in net assets available for benefits for the period ended January 1, 2008 and the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 10 to the financial statements, Kansas City Southern, the Plan sponsor, merged the Plan into the Kansas City Southern 401(k) and Profit Sharing Plan on January 1, 2008.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and schedule of delinquent participant contributions as of and for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP

Kansas City, Missouri
June 27, 2008

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of
The Kansas City Southern Railway Company Union 401(k) Plan:
We have audited the accompanying statement of net assets available for benefits of the Kansas City Southern Railway Company Union 401(k) Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
The Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006.
/s/ KPMG LLP
Kansas City, Missouri
June 29, 2007

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Statements of Net Assets Available for Benefits
January 1, 2008 and December 31, 2007 and 2006

	January 1,	December 31,
	2008	2007	2006
Assets:
Cash and temporary investments	$8,455	8,455	3,875

Investments, at fair value:
Common stock of Kansas City Southern	25,679	25,679	40,050
Common collective trust	102,428	102,428	79,536
Mutual funds	941,297	941,297	757,288

Total investments	1,069,404	1,069,404	876,874

Investment trades receivable	3,515	3,515	—

Total assets	1,081,374	1,081,374	880,749

Liabilities:
Investment trades payable	8,181	8,181	3,368
Transfer to Kansas City Southern 401(k) and Profit Sharing Plan	1,073,912	—	—

Total liabilities	1,082,093	8,181	3,368

Net assets available for benefits at fair value	(719)	1,073,193	877,381
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	719	719	1,735

Net assets available for benefits at contract value	$—	1,073,912	879,116

See accompanying notes to financial statements.

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Period ended January 1, 2008 and Years ended December 31, 2007 and 2006

	For the
	Period Ended	For the Years Ended
	January 1,	December 31,
	2008	2007	2006
Additions:
Investment income:
Interest and dividends	$—	70,785	38,166
Net appreciation (depreciation) in fair value of investments	—	(225)	63,471

Total investment income	—	70,560	101,637
Participant contributions	—	134,176	94,676

Total additions	—	204,736	196,313

Deductions:
Benefits paid	—	(9,940)	(56,834)

Increase in net assets available for benefits before transfer of assets to other qualified plan	—	194,796	139,479
Transfer to Kansas City Southern 401(k) and Profit Sharing Plan	(1,073,912)	—	—

Net increase (decrease)	(1,073,912)	194,796	139,479
Net assets available for benefits:
Beginning of period	1,073,912	879,116	739,637

End of period	$—	1,073,912	879,116

See accompanying notes to financial statements.

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Notes to Financial Statements
January 1, 2008 and December 31, 2007 and 2006
(1)	Description of the Plan
The following description of the Kansas City Southern Railway Company Union 401(k) Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.
These financial statements include the period ended January 1, 2008 and the years ended December 31, 2007 and 2006. The Plan elected to defer the filing of its financial statements with its Form 5500 for the year ended December 31, 2007, as permitted by 29 CFR 2520.104-50, since the following Plan year ended January 1, 2008 is a short year of seven months or less. Accordingly, the Plan has included statements of net assets as of January 1, 2008 and December 31, 2007 and 2006, along with statements of changes in net assets for the period ended January 1, 2008, and years ended December 31, 2007 and 2006, as required by DOL regulations when such election is made.
(a)	General

The Plan is a participant-directed, defined contribution plan adopted on January 1, 1997. The Plan covers certain full-time employees of The Kansas City Southern Railway Company (the “Company”) who are members of one of the following collective bargaining units: American Train Dispatchers Association, Brotherhood of Railway Carmen—Division of Transportation Communications International Union, Brotherhood of Railroad Signalmen, The American Railway and Airway Supervisors Association—Division of Transportation Communications International Union, Transportation Communications International Union Clerks, and The National Conference of Firemen & Oilers. Plan entry dates are the first day of each calendar quarter. A plan participant that ends his or her membership in any of the above collective bargaining units is no longer eligible to make elective deferrals under the Plan but will continue to be vested under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Plan Administration

The Plan is administered by the Compensation and Organization Committee which is appointed by the board of directors of the Company. On June 14, 2007, the Plan’s trustee changed from Nationwide Trust Company to Charles Schwab Trust Company (the “Trustee”). The Trustee is responsible for the custody and management of the Plan’s Assets.

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company does not match participant contributions. Upon enrollment in the Plan, a participant may direct their contributions into any of the various funds offered by the Plan which includes Kansas City Southern (NYSE:KSU) common stock as an investment option.

(d)	Vesting

Participants are immediately vested in their contributions plus actual Plan earnings thereon.

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Notes to Financial Statements
January 1, 2008 and December 31, 2007 and 2006
(e)	Payment of Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distribution at age 59 1/2. Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $1,000 will be paid out within one calendar year of termination of employment. Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but no later than March 1 following the calendar year in which the participant attains the age of 70 1/2. On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances, as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.

(g)	Administrative Expenses

Investment expenses are paid by the Plan as long as plan assets are sufficient to provide for such expenses. Administrative expenses are principally paid by the Company.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting and Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(b)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(c)	Investment Valuation

Investments in mutual funds and common stocks are stated at fair value as determined by quoted market prices.

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Notes to Financial Statements
January 1, 2008 and December 31, 2007 and 2006
Investments in the common collective trust (Invesco Stable Value Trust or the “Trust”) are valued at the net asset value as determined using the estimated fair value of the investments in the respective trust at year end. The estimated fair value of the investment in the Trust is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The contract value is determined by the Invesco National Trust Company.

The Trust holds guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with portfolios. The fair value of wrap contracts is based on the change in the present value of the contract’s expected cash flows, discounted at current market rates. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay the sale of contracts which the Trust seeks to sell. In addition, investment contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due.

Purchases and sales of securities are recorded on a trade-date basis.

Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

(d)	Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value and enhances disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB agreed to partially defer the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. The Plan does not anticipate that the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Notes to Financial Statements
January 1, 2008 and December 31, 2007 and 2006
(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	January 1,	December 31,
	2008	2007	2006
Invesco Stable Value Trust, 103,147, 103,147, and 81,271 units, respectively	$102,428	102,428	79,536
EuroPacific Growth, 1,214, 1,214, and 906 units, respectively	61,747	61,747	42,161
Franklin Balance Sheet Investment Fund—Class A, 1,422, 1,422, and 1,171 units, respectively	82,439	82,439	78,092
Growth Fund of America, 2,449, 2,449, and 1,966 units, respectively	83,277	83,277	64,638
ING International Value Fund, 3,590, 3,590, and 2,261 units, respectively	66,737	66,737	46,537
Janus Fund, 5,062, 5,062, and 4,876 units, respectively	163,302	163,302	137,202
MFS Value Fund, 2,391, 2,391, and 2,056 units, respectively	63,423	63,423	55,052
PIMCO Total Return Administrative Shares, 11,366, 11,366, and 9,766 units, respectively	121,505	121,505	101,375
Washington Mutual Investors, 2,599, 2,599, and 1,958 units, respectively	87,413	87,413	68,256
During 2008, there was no change to the value of the Plan’s investments. During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $225 and appreciated $63,471, respectively, as follows:

	2008	2007	2006
Kansas City Southern common stock	$—	11,691	5,790
Mutual funds	—	(11,916)	57,681

Total net investment appreciation (depreciation)	$—	(225)	63,471

(4)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Notes to Financial Statements
January 1, 2008 and December 31, 2007 and 2006
(5)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated August 9, 2002, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through April 1, 2002. The tax determination letter has not been updated for the latest plan amendments occurring after April 1, 2002. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the period ended January 1, 2008 and years ended December 31, 2007 and 2006. The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(6)	Related Party Transaction

Certain Plan investments held in the Trust are shares of KCS common stock, which is considered a party-in-interest. At January 1, 2008 and December 31, 2007 and 2006, the fair value of shares held is $25,679, $25,679, and $40,050, respectively.

(7)	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(8)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	2008	2007	2006
Net assets available for benefits per the financial statements	$—	1,073,912	879,116
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(719)	(1,735)

Net assets available for benefits per the Form 5500	$—	1,073,193	877,381

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Notes to Financial Statements
January 1, 2008 and December 31, 2007 and 2006
The following is a reconciliation of the investments per the financial statements to the Form 5500:

	2008	2007	2006
Investments per the financial statements	$1,069,404	1,069,404	876,874
Less: Pending transfer of investments to Kansas City Southern 401(k) and Profit Sharing Plan	(1,069,404)	—	—

Investments per the Form 5500	$—	1,069,404	876,874

Transfer of legal control of the Plan’s net assets occurred on January 1, 2008. Transfer of legal title of the underlying investments of the Plan occurred and was completed at various dates during the month of January 2008.

The following is a reconciliation of the total investment income per the financial statements to the Form 5500:

	2008	2007	2006
Total investment income per the financial statements	$—	70,560	101,637
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	1,016	(1,735)

Total investment income per the Form 5500	$—	71,576	99,902

(9)	Prohibited Transaction

During the period ending January 1, 2008 and plan year ending December 31, 2007, the Company did not have any prohibited transactions. During the plan year ending December 31, 2006, the Company failed to remit to the Trustee certain employee contributions totaling approximately $60 within the period of time prescribed by ERISA Section 2510.3-102. Delays in remitting contributions to the Plan’s trustee were due to administrative errors, and the Company made contributions to the affected participant’s account to compensate in aggregate the approximate lost income due to the delays.

(10)	Plan Merger

On December 31, 2007, the Plan Sponsor approved the merger of the Plan into the Kansas City Southern 401(k) and Profit Sharing Plan (the “KCS 401(k) Plan”). Effective January 1, 2008, legal control of the Plan’s net assets of $1,073,912 were transferred to the KCS 401(k) Plan.

Schedule 1
THE KANSAS CITY SOUTHERN RAILWAY
COM PANY UNION 401(k) PLAN
Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2007

Identity	Description	Fair value
Common stock:
*Kansas City Southern common stock	748 shares, with a fair value of $34.33 per share	$25,679

Common collective trust:
Invesco Stable Value Trust	103,146.99 shares, with a fair value of $0.99 (rounded) per share	102,428

Mutual funds:
AIM Small Cap Growth Fund	1,604.791 shares, with a fair value of $29.00 per share	46,539
American Balanced	920.270 shares, with a fair value of $19.31 per share	17,770
American Century Real Estate/Advisor	2,362.519 shares, with a fair value of $21.19 per share	50,062
CRM Mid Cap Value Fund/Investment	1,578.882 shares, with a fair value of $29.15 per share	46,024
DWS Equity 500 Index	256.382 shares, with a fair value of $164.59 per share	42,198
EuroPacific Growth	1,213.825 shares with a fair value of $50.87 per share	61,747
Franklin Balance Sheet Investment Fund— Class A	1,422.351 shares, with a fair value of $57.96 per share	82,439
Growth Fund of America	2,448.610 shares, with a fair value of $34.01 per share	83,277
ING International Value Fund	3,589.936 shares, with a fair value of $18.59 per share	66,737
Janus Fund	5,062.047 shares, with a fair value of $32.26 per share	163,302
Janus Twenty Fund	119.575 shares, with a fair value of $74.10 per share	8,861
MFS Value Fund	2,390.609 shares, with a fair value of $26.53 per share	63,423
PIMCO Total Return Administrative Shares	11,366.229 shares, with a fair value of $10.69 per share	121,505
Washington Mutual Investors	2,599.252 shares, with a fair value of $33.63 per share	87,413

Total investments		$1,069,404

*	Party-in-interest.
See accompanying report of independent registered public accounting firm.

Schedule 2
THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Schedule H, line 4(a)—Schedule of Delinquent Participant Contributions
December 31, 2007

	Relationship	Description	Amount	Lost
Identity of party involved	to plan	of transaction	Involved	Income
Kansas City Southern Railway Company	Plan Sponsor	Nontimely remittance of contributions to the plan for 2006	$60	$9
See accompanying report of independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Southern Railway Company Union 401(k) Plan
June 27, 2008	/s/ John E. Derry
John E. Derry
Vice President Human Resources